
May 17, 2013

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

Re: Guggenheim Defined Portfolios, Series 1040
        File Nos. 333-188046 and 811-03763

Dear Mr. Fess:

On April 19, 2013, you filed a registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1040 (the "Fund"), consisting of a unit investment trust, Zacks Indicator Defined Outcome Trust, Series 1 (the "Trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement.

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.   In this section, please describe the types of securities in which the Trust will invest.

Investment Summary — Defined Outcome Trust

2.   This section states that the Trust will automatically liquidate once its net asset value reaches 15% above its deposit price, net of the 3% sales load. Please clarify in this section that the Trust will liquidate upon the sooner of (1) its 12 month scheduled termination, or (2) the

attainment of this 15% net increase in net asset value. Please provide a similar disclosure in the Overview section.

Investment Summary — Future Trusts

3.   Disclosure in this section provides that the sponsor may create a future trust that follows the same investment strategy approximately three months after the Trust's date of deposit. Since the termination date of the Trust is uncertain, and could possibly occur in less than three months, please disclose in this section what happens if the Trust terminates prior to the availability of a future trust. Also, please explain to us whether there will be any delay in reinvesting an investor's proceeds of liquidation in a future trust should the Trust attain a 15% net increase in net asset value.

Investment Summary — Principal Risks

4.   The fourth bullet point in this section states that the Trust invests in small- and mid-capitalization companies, while the fifth bullet point states that the Trust invests in ADRs and U.S. -listed foreign securities. Please disclose these types of investments in the discussions of the Trust's principal investment strategies.

GENERAL COMMENTS

5.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

6.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

7.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

8.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Staff Attorney